UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EnerSys
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29275 Y 10 2
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29275 Y 10 2	13G	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS Metalmark Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,825,462

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,825,462

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,825,462

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	29275 Y 10 2	13G	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS Morgan Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,909

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		69,909

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,909

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	29275 Y 10 2	13G	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSONS MSDW Capital Partners IV, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,909

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		69,909

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,909

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON

	CO, IA

CUSIP No.	29275 Y 10 2	13G	Page	5	of	12	Pages

1	NAMES OF REPORTING PERSONS MSDW Capital Partners IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,909

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		69,909

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,909

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON

	CO, IA

CUSIP No.	29275 Y 10 2	13G	Page	6	of	12	Pages

1	NAMES OF REPORTING PERSONS Morgan Stanley Dean Witter Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,909

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		69,909

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,909

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	29275 Y 10 2	13G	Page	7	of	12	Pages

Item 1(a).	Name of Issuer:

EnerSys

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2366 Bernville Road
Reading, PA 19605

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Metalmark Capital LLC (“Metalmark”)
Morgan Stanley (“MS”)
MSDW Capital Partners IV, Inc. (“MSCP IV, Inc.”)
MSDW Capital Partners IV, LLC (“MSCP IV, LLC”)
Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSCI IV, L.P.” and, together with MSCP IV, Inc. and MSCP IV, LLC, the “MSCP Funds”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Metalmark is:
1177 Avenue of the Americas
New York, NY 10036

The address of the principal business office of MS, MSCP IV, Inc., MSCP IV, LLC, and
MSCI IV, L.P. is:
1585 Broadway
New York, NY 10036

Item 2(c).	Citizenship:

The place of organization of Metalmark, MS, MSCP IV, Inc., MSCP IV, LLC, and MSCI IV, L.P. is Delaware.

CUSIP No.	29275 Y 10 2	13G	Page	8	of	12	Pages

Item 2(d).	Title of Class of Securities:

This statement relates to the Company’s Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

29275 Y 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

(a) Amount beneficially owned:

As of December 31, 2010, Morgan Stanley Dean Witter Capital Partners IV, L.P. (“MSCP IV, L.P.”) owned directly 2,557,999 shares and MSDW IV 892 Investors, L.P. (“MSCP IV 892, L.P.”) owned directly 217,961 shares. An affiliate of Metalmark is the subadvisor to MSCP IV, L.P. and MSCP IV 892, L.P. and, as such, has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares held by MSCP IV, L.P. and MSCP IV 892, L.P.

As of December 31, 2010, MSCI IV, L.P. owned directly 69,909 shares. MSCP IV, LLC is the general partner of MSCI IV, L.P. and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all shares held by MSCI IV, L.P. MSCP IV, Inc. is the managing member of MSCP IV, LLC and, as such, shares the power to direct the actions of MSCI IV, LLC. MS, as sole shareholder of MSCP IV, Inc., controls the actions of MSCP IV, Inc. Therefore, MSCP IV, LLC and MSCP IV, Inc. each may be deemed to have beneficial ownership of all the shares held by MSCI IV, L.P.

CUSIP No.	29275 Y 10 2	13G	Page	9	of	12	Pages

Therefore, MS may be deemed to have beneficial ownership of all the shares held by MSCI IV, LP.

MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

By virtue of a subadvisory arrangement, Metalmark may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of the shares held by MSCP IV, L.P. and MSCP IV 892, L.P. In addition, under the subadvisory arrangement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P. Metalmark also beneficially owns 31,690 shares, 12,500 shares issuable upon exercise of stock options and 5,312 restricted stock units payable in the form of Common Stock on or after September 16, 2011.

(b) Percent of class: [1]

Metalmark Capital LLC	5.7% of the Common Stock

Morgan Stanley	0.1% of the Common Stock

MSDW Capital Partners IV, Inc.	0.1% of the Common Stock

MSDW Capital Partners IV, LLC	0.1% of the Common Stock

Morgan Stanley Dean Witter Capital Investors IV, L.P.	0.1% of the Common Stock

(c) Number of shares as to which such person has:

			(iii)	(iv)
	(i)	(ii)	Sole Power to	Shared Power to
	Sole Power to	Shared Power to	Dispose or to	Dispose or to
	Vote or to	Vote or to	Direct the	Direct the
	Direct the Vote	Direct the Vote	Disposition of	Disposition of

Metalmark Capital LLC	2,825,462	- 0 -	2,825,462	- 0 -
Morgan Stanley		69,909		69,909
MSDW Capital Partners IV, Inc.	- 0 -	69,909	- 0 -	69,909
MSDW Capital Partners IV, LLC	- 0 -	69,909	- 0 -	69,909
Morgan Stanley Dean Witter Capital Investors IV, L.P.	- 0 -	69,909	- 0 -	69,909

[1]	Based on the Common Stock outstanding on January 2, 2011.

CUSIP No.	29275 Y 10 2	13G	Page	10	of	12	Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Metalmark and the MSCP Funds have entered into a 2004 Securityholder Agreement dated as of July 26, 2004, which governs certain relationships among such parties as stockholders.

Metalmark and the MSCP Funds may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

Not Applicable to filings pursuant to Rule 13d-1(d).

CUSIP No.	29275 Y 10 2	13G	Page	11	of	12	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

Dated: February 11, 2011
Metalmark Capital LLC
/s/ Kenneth F. Clifford
Name:	Kenneth F. Clifford
Title:	Managing Director

Morgan Stanley
/s/ Christopher L. O’Dell
Name:	Christopher L. O’Dell
Title:	Authorized Signatory

MSDW Capital Partners IV, Inc. By: METALMARK SUBADVISOR LLC, as attorney-in-fact
/s/ Kenneth F. Clifford
Name:	Kenneth F. Clifford
Title:	Managing Director

CUSIP No.	29275 Y 10 2	13G	Page	12	of	12	Pages

MSDW Capital Partners IV, LLC By: MSDW Capital Partners IV, Inc., as Member By: METALMARK SUBADVISOR LLC, as attorney-in-fact
/s/ Kenneth F. Clifford
Name:	Kenneth F. Clifford
Title:	Managing Director

Morgan Stanley Dean Witter Capital Investors IV, L.P.
By: MSDW Capital Partners IV, LLC, as General Partner
By: MSDW Capital Partners IV, Inc., as Member
By: METALMARK SUBADVISOR LLC,
as attorney-in-fact

/s/ Kenneth F. Clifford
Name:	Kenneth F. Clifford
Title:	Managing Director